Darren K. DeStefano	VIA EDGAR AND HAND DELIVERY
(703) 456-8034
ddestefano@cooley.com
April 16, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs Mr. Michael F. Johnson Ms. Joyce Sweeney Mr. Patrick Gilmore

RE:	BroadSoft, Inc. Registration Statement on Form S-1 Amendment No. 1 Registration No. 333-165484
Ladies and Gentlemen:
On behalf of BroadSoft, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-165484 (the “Registration Statement”). We have enclosed a courtesy package, which includes a hard copy of this letter and four copies of the Amendment, two of which have been marked to show changes from the initial filing of the Registration Statement, together with the supplemental information referenced herein.
The Amendment is being filed in response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 9, 2010 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
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General
1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and confirms that it will file a pre-effective amendment containing pricing-related information prior to circulating a “red herring” prospectus. The Company has supplementally provided the Staff with the currently estimated price range, as communicated to the Company by the underwriters under separate cover.

2.	We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this information in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

The Company acknowledges the Staff’s comment and confirms that it will include in the preliminary prospectus all non-Rule 430A information that has not otherwise been provided in the Amendment in a subsequent amendment and prior to circulating a “red herring” prospectus.

3.	With respect to third-party statements in your prospectus, such as the data attributed to Infonetics, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the referenced sources.

In response to the Staff’s comment, the Company has supplementally provided the Staff with the requested materials under separate cover. Such support has been provided for updated third-party statements in the prospectus. The Company advises the Staff that it did not commission any of the referenced sources.

4.	We note from page 39 of your Form S-1 that you operate in “the Europe, Middle East and Africa region, or EMEA.” Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you
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have had with the governments of those countries or entities controlled by those governments.

In this respect, we note from recent news articles and Etisalat’s website that Etisalat, a UAE company that is one of your service providers, conducts operations in the Sudan and Iran; that it has mobile licenses in Iran and Syria; and that it controls Sudatel and Canar Telecom of Sudan. Please tell us whether Etisalat utilizes your products or services in its operations in Iran, Syria or Sudan.

In response to the Staff’s comment, the Company advises the Staff that its corporate policy is that it only sells, and only allows its resellers to sell, its products and services in countries where it is legally able to do so under U.S. law, including the U.S. Export Administration regulations, as well as end user and destination restrictions issued by the U.S. government. For sales to countries for which an export license is required, it only sells, and allows its resellers to sell, its products and services to or in countries where it has an export license. The Company does not have an export license with Iran, Syria or Sudan. The Company advises the Staff that it has not shipped or deployed any products or services to or in such countries. The Company’s agreements with its resellers require them to comply with all national and international laws that apply to the Company.

Consistent with its policies described above and conscious of the legal restrictions on doing business with Iran, Syria and Sudan, the Company has not historically maintained, and presently does not maintain, business contacts with these countries (including, but not limited to the governments of these countries and their controlled companies), including through subsidiaries, nor does the Company anticipate having any such business contacts in the future. Similarly, to the Company’s knowledge, no Company resellers, distributors or other third-party entities have historically had or currently have any business contacts with Iran, Syria or Sudan (including, but not limited to the governments of these countries and their controlled companies) with respect to the procurement or deployment of the Company’s products or services, nor to the Company’s knowledge, do such entities plan to do so in the future.

Further, the Company supplementally advises the Staff that its products and services have been sold indirectly to Etisalat through a reseller arrangement. The Company respectfully advises the Staff that Etisalat utilizes the Company’s products and services in its operations in the UAE, and not in Iran, Syria or Sudan. As discussed above, the Company’s contractual arrangement with the reseller that supplies Etisalat expressly prohibits the sale or transfer of the Company’s products and services to or in countries where we do not have an export license.
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Inside Front Cover Page
5.	Please define “IMS” in your artwork; currently, this term is defined in your Summary.

In response to the Staff’s comment, the Company has revised the artwork in the Amendment.
Prospectus Summary, page 1
6.	Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following assertions:
•	“We are the leading global provider of software that enables fixed-line, mobile and cable service providers to deliver voice and multimedia services over their Internet protocol-based, or IP-based, networks.”

•	“Telecommunications service providers are facing significant challenges to their traditional business models, including declining revenues in their legacy businesses, rapidly evolving customer communications demands and the need to generate returns on their increasing investments in IP-based networks.”

•	“As service providers look to rapidly introduce new services...they require network elements that are capable of coordinating delivery of a large and rapidly increasing number of applications, operating across heterogeneous network elements and devices, ensuring high levels of reliability and quality and efficiently scaling as more subscribers are added.”
In response to the Staff’s comment, the Company has retained the following assertions contained in the Registration Statement and, with regard to the second and third bullet, has modified the disclosure as described below:
•	The Company respectfully submits that it believes that it is “the leading global provider of software that enables fixed-line, mobile and cable service providers to deliver voice and multimedia services over their IP-based networks” based on the following facts:
•	In 2009, Infonetics Research, Inc. (“Infonetics”), a leading industry research firm, estimated that the Company’s global market share of multimedia application server software was approximately 33%, and this market share data is disclosed in the Amendment on pages 1 and 79. As indicated in the Company’s response to comment number 3, the Company
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has supplementally provided the Staff with a copy of the data attributed to Infonetics under separate cover (the “Infonetics Market Share Data”).
•	The Infonetics Market Share Data estimated that the percentage of global market share of multimedia application server software in 2009 for the next highest company was approximately 10.3%.
•	While the Company respectfully reiterates its belief that “telecommunications service providers are facing significant challenges to their traditional business models, including declining revenues in their legacy businesses, rapidly evolving customer communications demands and the need to generate returns on their increasing investments in IP-based networks,” the Company has added a belief qualifier to such disclosure on pages 1 and 79 of the Amendment. In support of this belief, the Company respectfully submits the following:
•	Based on an industry report from Gartner Research (the “Gartner Data”), public switched telephone network (“PSTN”) (the legacy circuit-based network) lines declined by 11% between 2006 and 2009, and were expected to decline an additional 12% between 2009 and 2012. Correspondingly, based on the Gartner Data, revenue from those PSTN lines declined by 18% between 2006 and 2009, and were expected to decline an additional 28% between 2009 and 2012. The Company has supplementally provided the Staff with a copy of the Gartner Data under separate cover.

•	Based on the Gartner Data, average revenue per PSTN line (“ARPU”) declined by 8% between 2006 and 2009, and ARPU was expected to decline an additional 18% between 2009 and 2012.

•	The Company believes that rapidly evolving customer communications demands are evidenced by the significant changes in how people communicate. This is illustrated by the movement from voice to e-mail to text and the introduction of new and enhanced cloud-based communications services, such as hosted voice and multimedia communications, converged mobile and fixed-line services, video calling and collaboration. The evolving demands are further evidenced through the increase in demand for unified communications (“UC”), which is the integration of voice and video calling and conferencing with
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instant and text messaging, presence information, collaboration tools and e-mail.
•	While the Company respectfully reiterates its belief that “as service providers look to rapidly introduce new services, many of which include multimedia and not merely voice communications, they require network elements that are capable of coordinating delivery of a large and rapidly increasing number of applications, operating across heterogeneous network elements and devices, ensuring high levels of reliability and quality and efficiently scaling as more subscribers are added,” the Company has added a belief qualifier to such disclosure on pages 2 and 81 of the Amendment. The Company respectfully submits that the basis for this statement is its experience with existing and prospective customers and vendors who have communicated such needs, including through one-on-one meetings, the request for proposal process, industry forums and industry standards organizations, as well as significant customer deployments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
7.	You provide discussion and analysis of past financial condition and operating performance, however, there is little, if any, emphasis, on known trends and their potential impact on your prospective financial condition and results of operations. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters to the extent material. See Section III.B.3 of SEC Release 33-8350.
The Company supplementally advises the Staff that it has reviewed the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in light of the guidance contained in SEC Release 33-8350. The Company respectfully submits that the current disclosures describe, to the extent material, the impact of known trends on the Company’s future financial condition and results of operations. In this regard, the Company directs the Staff’s attention to:
•	“Components of Operating Results—Operating Expenses” on page 43, regarding the trends in sales and marketing expenses, research and development expenses and general and administrative expenses and their respective anticipated impact on the Company’s operating results in future periods;

•	“Components of Operating Results—Stock Based Compensation” on pages 43 and 44, regarding the expected impact on operating results from the vesting of restricted stock units (“RSUs”) upon the completion of the offering;
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•	“Components of Operating Results—Other (Income) Expense, Net” on pages 44 and 45, regarding the expected impact on future interest expense resulting from the expected repayment of the ORIX Loan with a portion of the net proceeds of the offering;

•	“Liquidity and Capital Resources—Operating and Capital Expenditure Requirements” on page 74, regarding the expected impact of the offering proceeds on the Company’s ability to meet its near term cash requirements; and

•	“Liquidity and Capital Resources—Operating and Capital Expenditure Requirements” on pages 74 and 75, regarding the potential impact on the Company’s working capital needs as a result of growing sales.
The Company supplementally advises the Staff that it will continue to monitor known trends and uncertainties in light of the guidance of SEC Release 33-8350 and, to the extent material, disclose their impacts on the Company’s prospective financial condition and results of operations.
Determination of the Fair Value of Common Stock on Grant or Modification Dates Post-December 31, 2009, page 57
8.	We note your disclosure that on January 15, 2010 management held an organizational meeting to formally begin the IPO process and the process of underwriter due diligence. Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

The Company respectfully advises the Staff that it has not yet determined the proposed IPO price. On April 15, 2010, the underwriters first communicated a preliminary estimated price range for the common stock to the Company. Prior to April 15, 2010, the underwriters had not communicated an estimated price range to the Company. As noted in the Company’s response to comment number 1, the Company has provided this currently estimated price range to the Staff under separate cover. To date, the underwriters have not communicated any estimated offering size for the proposed IPO.

9.	In addition, once you include your proposed IPO price in your registration statement revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company’s common stock determined as of December 31, 2009.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, on pages 58 through 60 of the Amendment, the
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Company provides a detailed discussion of the significant factors that contributed to the changes in the fair value estimates of the Company’s common stock between December 31, 2009 and February 12, 2010 and between February 12, 2010 and March 31, 2010 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Valuations”). Prospectively, the Company advises the Staff that it will continue to revise its disclosure in future amendments to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the Company’s common stock as of March 31, 2010.

10.	For any options or restricted stock units granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to disclosure in the Amendment on page 112 related to accounting charges the Company expects to recognize in connection with the grant of RSUs in 2010 (see “Executive Compensation—Accounting and Tax Considerations”). The Company advises the Staff that it has not issued any options in 2010. The Company confirms that it will continue to provide the Staff with updates to the requested information for all equity related transactions subsequent to the most recent balance sheet date presented in a prospectus through the effective date of the registration statement.
Business
General
11.	You indicate that you have the right to distribute up to 35,000,000 licenses over a four-year period through a license agreement. We are able to find discussion of this relationship only in the notes to financials. Please advise. Please also provide us with your analysis as to why you are not substantially dependent upon this relationship for purposes of Item 601(b)(10) of Regulation S-K.

The Company respectfully submits that it does not believe that it is substantially dependent upon its relationship with Oracle USA, Inc. (“Oracle”). The Company respectfully advises the Staff that the Oracle agreement is discussed in the notes to the financial statements as the factual underpinning related to certain amortization expenses associated with payments underlying the Company’s financial obligations associated with the Oracle agreement, which were fully paid in 2008, and not as a result
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of the Company’s conclusion that it is substantially dependent upon this relationship for purposes of Item 601(b)(10) of Regulation S-K.

The Oracle agreement is of a type that ordinarily accompanies the kind of business conducted by the Company, and is not viewed by the Company as a contract on which the Company’s business is substantially dependent. Under the terms of the Oracle agreement, the Company has the right to distribute the third party software on a user basis up to 35,000,000 licenses over a four-year period (through May 30, 2012). The license fee associated with such rights was fully paid in 2008 and, other than annual technical support fees, which are not material, the Company has no ongoing financial obligations associated with such contract that restrict its ability to distribute such licenses. The Company further respectfully advises the Staff that it does not expect its need for licenses to exceed 35,000,000 during the term of the Oracle agreement, though if it does, the Company has the right to procure additional licenses at a fixed price per license during the term. The Company has physical possession of the database code and is not at risk of losing access to the code as long as it continues to comply with the terms of the Oracle agreement. Even in the unlikely event of an uncured breach by the Company, licenses previously sold would not be impacted.

The Company supplementally advises the Staff that its software, BroadWorks, makes use of an industry standard relational database with standard structured query language (“SQL”) interfaces between its software logic and the database, which would allow the Company to change database technologies. As a result, the Company does not believe that it is dependent on the Oracle relationship, since there are other vendors and open source solutions that could be used as technical database alternatives. For example, alternative database solutions could be obtained from vendors such as Microsoft Corporation and International Business Machines Corporation, while open source solutions, such as MySQL and PostgreSQL, could also be implemented. The Company believes that these technology alternatives would offer similar scaling and capacity capabilities for comparable or lower costs than the Company’s current expenses associated with the Oracle agreement. The Company acknowledges that in connection with such a transition, a substantial amount of effort would be required for integration, regression and capacity testing, however, based on the current terms of the agreement, coupled with the fact that no significant code changes would be required, the Company respectfully submits that the Company is not substantially dependent on such agreement, and that it therefore need not be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.
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Customers, page 87
12.	Please tell us your basis for providing a partial listing of your “service provider customers, including those who acquired our software through our distribution partners, as of February 28, 2010.”

The Company respectfully advises the Staff that it selected these entities as customers to identify by name because they were all among the Company’s top 25 customers, based on invoiced billings in 2008 and 2009. The Company requested the consent of all 25 of such customers and has included in the Amendment the names of each such customer who has consented to be named in the registration statement. As of the date of this letter, three of such customers have declined to be named and the Company is currently still seeking the consent of the other two customers. The Company will continue to attempt to obtain the consent of these two customers and will, to the extent that it received such consent, revise the disclosure accordingly in future amendments.
Management
Non-Employee Directors, page 90
13.	Describe the business experience during the past five years for Mr. Gavin. Refer to Item 401 of Regulation S-K. Please note that your disclosure should include principal occupation and employment information as well as other specific information relating to relevant business experience for the period from June 2008 to March 2010.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 95 of the Amendment.
Executive Compensation, page 98
General
14.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In response to the Staff’s comment, the Company has added new disclosure on pages 99 and 100 of the Amendment.
Principal and Selling Stockholders, page 125
15.	Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers. The shares held by entities for which
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you are unable to confirm broker-dealer status should be removed until such time as their owner’s status can be determined.

The Company acknowledges the Staff’s comment.
Consolidated Financial Statements
Consolidated Balance Sheet, page F-3
16.	We note that you include a column for pro forma balance sheet information on your Consolidated Balance Sheets and pro forma net loss per share on your Consolidated Statements of Operations. Please include a financial statement footnote describing the pro forma adjustments. Include an explanation of why you are making the pro forma adjustments and how the amounts were determined, if not readily apparent.

The Company acknowledges the Staff’s comment and confirms that it will include the requested information in a subsequent amendment when it files the pro forma balance sheet information and the pro forma net loss per share information.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13
17.	We note your disclosure on page 45 that you provide a warranty period of 90 days for your licensed software which includes technical support and the right to unspecified upgrades and enhancements on an if-and-when available basis and that you defer a portion of the initial license fee related to this warranty and recognize it over the 90 day warranty period. We also note your disclosure on page F-14 that software licenses sold directly by the Company are sold in combination with an annual maintenance contract that enables the customer to continue receiving software maintenance and support after the 90 day warranty period has expired. Please address the following as it relates to these contracts:
•	Tell us whether the initial annual maintenance contract sold with your software is optional.

•	If the initial annual maintenance contract is optional and is purchased by a customer, tell us whether the purchased maintenance period includes the 90 day warranty period or whether the purchased maintenance period begins after the 90 day warranty period. In this regard, if a customer purchases the initial annual maintenance contract, clarify whether the total deferred maintenance revenue,
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inclusive of the 90 day warranty, is being recognized over a 12 month or 15 month period.

•	If the initial annual maintenance contract is always included in the sale of your software, clarify whether the total deferred maintenance revenue is being recognized over a 15 month period.

•	Please describe in detail your methodology for establishing VSOE of fair value of maintenance for the 90 day warranty period.

•	Please provide us with an example sales arrangement and explain how you are accounting for it.
In response to the Staff’s comment, the Company advises the Staff that when customers purchase software licenses, they have the option to purchase an initial maintenance contract. If purchased, the initial maintenance contract begins immediately after the completion of the warranty period, which is generally 90 days. The warranty period typically begins on the software license delivery date. For both the warranty and maintenance period, the customer receives technical support and has the right to unspecified product upgrades on an if-and-when available basis. As illustrated in the example below, the Company defers a portion of the license fee based on maintenance VSOE for the 90 day warranty period that is included in the Company’s standard license arrangements. The total deferred maintenance revenue, inclusive of the 90 day warranty, is recognized ratably over a 15 month period.
The Company supplementally advises the Staff that the Company establishes VSOE of fair value of maintenance for the 90 day warranty period by comparing, at least annually, the annual percentage rate — defined as the annual maintenance amount divided by the net software license amount — at which its customers purchase maintenance services for their renewal periods on a stand-alone basis to the annual percentage rate for initial maintenance contracts in conjunction with the related license purchase. The amount of revenue deferred for the 90 day warranty period is equal to one quarter (25%) of the annual percentage rate. The Company further advises the Staff that its standard business practice is to charge customers the same annual percentage rate to renew subsequent years’ maintenance contracts as the applicable annual percentage rate of the initial maintenance contract purchased with the related license order.
Example Sales Arrangement
Facts:
Per the non-cancelable perpetual license agreement signed by the Company and its customer, the customer is entitled to a 90 day warranty period. On
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January 1, 2010, the customer provides a purchase order and executed sales quote for software licenses and an initial annual maintenance contract of $100,000 and $20,000, respectively. The annual percentage rate for maintenance in this example is therefore 20% of the total software purchased. The Company delivers the software licenses on the same date. All other criteria of revenue recognition have been met.
Accounting Treatment:
The Company would recognize $95,000 of license revenue upon software license delivery and defer $5,000 of the license fee and recognize it ratably over the warranty period as maintenance and services revenue (given that with an annual maintenance cost of $20,000, the per-month cost would be $1,667). Based on the January 1, 2010 delivery date, the warranty period for this transaction would be January 1, 2010 through March 31, 2010. The $20,000 initial annual maintenance contract would be deferred upon software license delivery and recognized ratably over the maintenance period ($1,667 per month from April 1, 2010 to March 31, 2011). Therefore, total deferred maintenance revenue, inclusive of the 90 day warranty, would be recognized ratably over a 15 month period.
Note 7. Income Taxes, page F-27
18.	You disclose that based on an assessment of positive and negative evidence the company determined that it was more likely than not that future taxable income would not be sufficient to realize the net operating losses and tax credit carry forwards in the United States and certain foreign jurisdictions. Therefore, a full valuation allowance has been provided for each jurisdiction in which the company has a net deferred tax asset, with the exception of certain foreign jurisdictions. ASC 740-10-30-2(b) indicates that the measurement of deferred tax assets should be reduced by tax benefits not expected to be realized. Please revise to disclose the valuation allowance related to gross deferred tax assets. In addition, describe your conclusion based on the assessment of positive and negative evidence as it relates to your other deferred tax assets, exclusive of net operating losses and tax credit carryforwards.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-27 and F-28 of the Amendment.
Exhibits and Financial Statement Schedule, page II-4
19.	Please expand your discussion of your agreements with Verizon and Ericsson and provide us with your analysis as to why you are not substantially dependent upon these agreements, or file them as exhibits to your next amendment. Refer to Item 101(c)(vii) and Item 601(b)(10) of Regulation S-K.
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In response to the Staff’s comment, the Company has revised the disclosure appearing on page 91 of the Amendment to cross-reference the risk factor that further discusses the risks associated with the Company’s relationships with Verizon Corporate Services Group Inc. (“Verizon”) and Ericsson AB, and its controlled entities (collectively, “Ericsson”). The Company respectfully advises the Staff of its belief that the Verizon and Ericsson agreements are each of a type that ordinarily accompanies the kind of business conducted by the Company and are not viewed by the Company as contracts on which the Company’s business is substantially dependent. As a result, the Company respectfully submits that it does not believe that these agreements are required to be summarized or to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

It is the Company’s understanding that, in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The agreements with Verizon and Ericsson are each of the type that ordinarily accompanies the Company’s business of selling software products and services and therefore are deemed, pursuant to Item 601(b)(10)(ii) of Regulation S-K, to have been made in the ordinary course of business.

Information specific to the Company’s analysis in support of its position that the Company is not substantially dependent on the Verizon and Ericsson agreements, and that they therefore need not be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K is as follows:

•	Verizon. In the ordinary course of its business, the Company enters into contracts with numerous customers for the sale of its products and services. In addition, the Company respectfully submits that its customer base is growing and is becoming more diverse. While the relationship with Verizon is important to the Company, the Company respectfully submits that its business is not “substantially dependent” on the Verizon contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. In support of this position, the Company respectfully advises the Staff that for the year ended December 31, 2009, Verizon accounted for only 10% of the Company’s total revenue and further notes for the Staff that this was the first year that revenue generated by sales to Verizon reached 10%. The Company supplementally advises the Staff that under the terms of the
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agreements with Verizon, Verizon may terminate the agreements at any time without cause and without penalty. Additionally, under the agreements, Verizon is not required to purchase any minimum amount of the Company’s products or services.

•	Ericsson. In the ordinary course of its business, the Company enters into contracts with numerous resellers for the distribution of its products and services. The Company respectfully submits that its business is not “substantially dependent” on the Ericsson contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. Ericsson accounted for approximately 16%, 17% and 11% of the Company’s total revenue for the years ended December 31, 2007, 2008 and 2009, respectively. These revenues are the results of sales directly to Ericsson AB as well as to at least 15 different legal entities under common control of Ericsson AB, pursuant to separate arrangements with each of such entities. As discussed on page 61 of the Amendment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Years Ended December 31, 2008 and 2009,” the Company has observed a shift from indirect sales through distribution partners to direct sales, particularly in the EMEA region, and the Company expects this trend to continue, which will only further decrease the importance of the Ericsson contracts to the Company. In addition, the Company believes that, if necessary, the role of Ericsson in reselling the Company’s products and services could be replaced on the same or similar terms with limited difficulty or delay, through the engagement of one or more other distribution partners. In addition to its direct sales force, the Company currently sells its software, maintenance and professional services indirectly through approximately 44 distribution partners.

The Company supplementally advises the Staff that under the terms of the agreements with Ericsson, Ericsson is not required to distribute any minimum amount of the Company’s products or services, nor is the Company obligated to sell any minimum amount of products or services to Ericsson for resale. In addition, the Company further advises the Staff that its contracts with Ericsson do not prohibit Ericsson from offering products or services that compete with the Company’s products and services, including products they currently offer or may develop in the future and incorporate into their own systems.
* * * *
As requested by the Staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

April 16, 2010
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•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina L. Novak, of this office, at (703) 456-8562.

Very truly yours, /s/ Darren K. DeStefano Darren K. DeStefano

Enclosures

cc:	Michael Tessler, BroadSoft, Inc. James A. Tholen, BroadSoft, Inc.
Mary Ellen Seravalli, BroadSoft, Inc. Mark D. Spoto, Cooley Godward Kronish LLP Christina L. Novak, Cooley Godward Kronish LLP Matthew B. Swartz, Pillsbury Winthrop Shaw Pittman LLP
437082 v6/RE
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM